

東方有色集團有限公司
ONFEM HOLDINGS LIMITED



03024999

21st July, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



SEC MAIL
PROCESSING
RECEIVED
JUL 31 2003
WASH. D.C.
188
SECTION

BY AIRMAIL

SEC FILE NO. 82-3735

Dear Sirs,

SUPPL

Re: ONFEM Holdings Limited (the "Company")
- *Information furnished pursuant to Rule 12g3-2(b)*
Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of an announcement of the Company dated 18th July, 2003.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

Eva Siu
Enclosures

PROCESSED
AUG 12 2003
THOMSON
FINANCIAL

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


PROCESSING
RECEIVED
SEC MAIL
JUL 3 1 2003
SECTION
188
WASH., D.C.



ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Financial adviser to ONFEM Holdings Limited

Centurion Corporate Finance Limited

CONNECTED TRANSACTION

On 19 July 2002, the Company provided the Security with CMB which in turn issued a standby letter of credit of HK$11,000,000 in favour of the Lending Bank. On 22 July 2002, the Lending Bank granted the Loan Facility to SHJQ, an effectively 47 per cent.-owned subsidiary of the Company, for a term of one year.

The board of Directors announces that the Company will continue to provide the Security with CMB for the renewal of the Loan Facility. The renewal of the Loan Facility is expected to take place on or about 18 July 2003.

Each of Mr. Yu, Mr. Ng and Mr. Cheung is a connected person of the Company by virtue of his being (i) a substantial shareholder of SHJQ via CEC and Wellstep and (ii) a director of each of CEC and Wellstep. As the Company is granting a financial assistance under the Security to its non wholly-owned subsidiary, SHJQ, in which Mr. Yu, Mr. Ng and Mr. Cheung, connected persons of the Company, are substantial shareholders, the continuous provision of the Security constitutes a connected transaction for the Company under the Listing Rules.

As the value of the Security does not exceed 3 per cent. of the Company's consolidated net tangible assets as at 31 December 2002, details of this connected transaction will be included in the next annual report of the Company in accordance with Rule 14.25(1) of the Listing Rules.

The Stock Exchange is of the view that details of the provision of the Security in July 2002 should have been the subject of an announcement then and since no such details were previously announced, the Stock Exchange is of the view that there was a breach of Rule 14.25(1) of the Listing Rules. Furthermore, the Company has reported to the Stock Exchange that there are other connected transactions of similar nature and is in the process of preparing an announcement setting out details of such transactions. The Stock Exchange is also of the opinion that these other connected transactions constitute a breach of the Listing Rules. The Stock Exchange reserves the right to take appropriate actions against the Company and its directors regarding these breaches of the Listing Rules.

The Company is of the view that the Wellstep Minority Shareholders, their respective sole beneficial owners and other minority shareholders have provided counter-indemnities in favour of the Company to the effect that their respective pro-rata shares of all losses and liabilities which the Company may incur are covered, the financial assistance provision of the Listing Rules should not apply to the provision of Security in July 2002 and the majority of the other connected transactions as set out above.

BACKGROUND

The Group is principally engaged in property development and investment, specialised construction contracting and manufacturing and trading of industrial lubricant products and doors and fireproof materials.

SHJQ, a Sino-foreign cooperative joint venture established in the PRC, is owned as to 90.39 per cent. by CEC and 9.61 per cent. by the SHJQ Minority Shareholder. CEC, a company incorporated in Hong Kong, is a wholly-owned subsidiary of Wellstep. Wellstep, a company incorporated in the British Virgin Islands, is owned as to 52 per cent. by CGL, a company incorporated in Hong Kong and an indirect wholly-owned subsidiary of the Company. The remaining 48 per cent. of the issued share capital in Wellstep is owned as to 16 per cent. by each of the Wellstep Minority Shareholders, namely Turner Overseas Limited, Spirit Sunshine Inc. and Silver Lake Asia Corporation respectively, each of which is a company incorporated in the British Virgin Islands. The sole beneficial owners of Turner Overseas Limited, Spirit Sunshine Inc. and Silver Lake Asia Corporation are Mr. Yu, Mr. Ng and Mr. Cheung respectively.

SHJQ is principally engaged in the business of trading and installation of aluminium window cases and curtain walls in the PRC. SHJQ is of National Grade A company status and is licensed to provide specialised curtain wall as well as interior and exterior contracting services in the PRC nationwide. For the year ended 31 December 2002, the audited net losses before and after taxation of SHJQ were both approximately RMB28,707,000 (representing approximately HK$26,625,000). For the year ended 31 December 2001, the audited net profits before and after taxation of SHJQ were approximately RMB5,006,000 (representing approximately HK$4,656,000) and RMB4,728,000 (representing approximately HK$4,397,000) respectively. As at 31 December 2002, the audited negative net tangible assets of SHJQ was approximately RMB12,793,000 (representing approximately HK$11,865,000).

SHAREHOLDING STRUCTURE


The Company
Mr. Yu
Mr. Cheung
Mr. Ng
100%
100%
100%
100%
CGL
Turner Overseas Limited
Silver Lake Asia Corporation
Spirit Sunshine Inc.
52%
16%
16%
16%
Wellstep
100%
CEC
SHJQ Minority Shareholder
90.39%
9.61%
SHJQ

CONNECTED TRANSACTION

On 19 July 2002, the Company provided the Security with CMB which in turn issued on the same date a standby letter of credit of HK$11,000,000 (the "Existing Standby Letter of Credit") in favour of the Lending Bank. On 22 July 2002, the Lending Bank granted the Loan Facility to SHJQ for a term of one year. The purpose of the Loan Facility was to finance the working capital requirement of SHJQ. These details were not announced previously and consequently, the Stock Exchange is of the opinion that there was a breach of Rule 14.25(1) of the Listing Rules.

For the renewal of the Loan Facility, the Company will continue to provide the Security with CMB which in turn will amend certain terms of the Existing Standby Letter of Credit. The Existing Standby Letter of Credit will be amended in such a way that the expiry date of which will be extended for one year with all other terms and conditions remain unchanged. These other terms and conditions include a per annum interest rate charge of 5.13 per cent. and the Loan Facility is to be secured by the Existing Standby Letter of Credit. The renewal of the Loan Facility is expected to take place on or about 18 July 2003. The Security represents approximately 2.20 per cent. of the Company's consolidated net tangible assets as at 31 December 2002.

The Company has an approximately 47 per cent. effective shareholding interest in SHJQ and SHJQ is a subsidiary of the Company.

Each of Mr. Yu, Mr. Ng and Mr. Cheung is a director of both CEC and Wellstep but not a director of the Company. Mr. Ng, Mr. Cheung, Mr. Zhou and Mr. Zhao are also directors of SHJQ. Mr. Ng and Mr. Cheung were nominated by CEC while Mr. Zhou and Mr. Zhao were nominated by the SHJQ Minority Shareholder. Mr. Cheung tendered his resignation as a director of SHJQ and Mr. Wong Iat Tong was nominated as his replacement, which will take effect upon registration with the relevant authorities in the PRC. Ms. He Xiaoli was nominated by CEC as a director of SHJQ in place of Ms. Lu Youming, which will take effect upon registration with the relevant authorities in the PRC.

Each of Mr. Yu, Mr. Ng and Mr. Cheung is a connected person of the Company by virtue of his being (i) a substantial shareholder of SHJQ via CEC and Wellstep and (ii) a director of each of CEC and Wellstep. As the Company is granting a financial assistance under the Security to its non wholly-owned subsidiary, SHJQ, in which Mr. Yu, Mr. Ng and Mr. Cheung, connected persons of the Company, are substantial shareholders, the continuous provision of the Security, notwithstanding the said counter-indemnities, constitutes a connected transaction for the Company under the Listing Rules. As set out above, these counter-indemnities were entered into on 23 March 1998, 5, 6 and 11 January 1999 (as the case may be) and shall cover, among other things, any loss incurred by the Company in respect of the provision of the Security.

As the value of the Security does not exceed 3 per cent. of the Company's consolidated net tangible assets as at 31 December 2002, details of this connected transaction will be included in the next annual report of the Company in accordance with Rule 14.25(1) of the Listing Rules.

LEGAL ACTIONS AGAINST WELLSTEP MINORITY SHAREHOLDERS

As shareholders of Wellstep, each of Mr. Yu, Mr. Ng and Mr. Cheung has an indirect effective shareholding interest of approximately 14.46 per cent. in SHJQ. Following the publication of the Company's announcement dated 14 February 2003 on, inter alia, counter-indemnities given by certain minority shareholders of CCW/Wellstep, a writ of summons has since been issued by the Company against each of Mr. Yu, Mr. Ng, Mr. Cheung and each of the Wellstep Minority Shareholders, claiming against each of them certain amounts of money due under the counter-indemnities executed by each of them dated 23 March 1998, 5, 6 and 11 January 1999 (as the case may be) in favour of the Company. As a result, Mr. Yu and Mr. Cheung have since retained their legal advisers and have filed their defence. Default judgement granted by the Court has been obtained against Mr. Ng.

The losses on various financial assistances which are the subject of such legal actions, amounted to approximately HK$52 million, have already been recognised in the Group's audited accounts. As such, the outcome of such legal actions will not have any material adverse impact on the Group.

The said counter-indemnities shall allow the Company to claim against each of Mr. Yu, Mr. Ng, Mr. Cheung and each of the Wellstep Minority Shareholders for any loss incurred under the provision of Security in relation to the Loan Facility. For the avoidance of doubt, the writs set out above did not include the pro-rata share of the Security which should have been contributed by the Wellstep Minority Shareholders relating to the Loan Facility.

REASONS FOR THE CONTINUOUS PROVISION OF THE SECURITY

SHJQ has established a strong presence in the PRC marketplace, in particular in Shanghai and it serves as a platform for the Group to continue to pursue the curtain wall installation business in the PRC.

The purpose of continuous provision of the Security is to continue to secure the Loan Facility granted by the Lending Bank to SHJQ to meet its working capital requirements for construction works of the projects undertaken by it. Without the provision of the Security, SHJQ will be unable to continue to access the Loan Facility as it does not have sufficient assets accepted by the Lending Bank as security. The Directors consider that it is in the interest of the Company to assist SHJQ to raise fund through the Loan Facility because SHJQ can use the Loan Facility as working capital to carry out construction works of the projects undertaken by it. Therefore, it is beneficial for the Company to continue the provision of the Security.

The Directors consider that the Security is on normal commercial terms, in the ordinary course of business of the Company and the terms of the Security are arrived at after arm's length negotiations between parties.

GENERAL

The Company has also reported to the Stock Exchange that there are other connected transactions of similar nature and is in the process of preparing an announcement with respect to such transactions. The Stock Exchange is also of the opinion that these other connected transactions constitute breaches of the Listing Rules. The Stock Exchange reserves the right to take appropriate actions against the Company and its directors regarding these breaches of the Listing Rules.

The Company is of the view that the Wellstep Minority Shareholders, their respective sole beneficial owners and other minority shareholders have provided counter-indemnities in favour of the Company to the effect that their respective pro-rata shares of all losses and liabilities which the Company may incur are covered, the financial assistance provision of the Listing Rules should not apply to the provision of Security in July 2002 and the majority of the other connected transactions as set out above.

DEFINITIONS

"CCW"	Condo Curtain Wall Company Limited, a company incorporated in Hong Kong and an indirect 52 per cent.-owned subsidiary of the Company
"CEC"	Condo Engineering (China) Limited, a company incorporated in Hong Kong and an indirect 52 per cent.-owned subsidiary of the Company
"CGL"	Condo Group Limited, a company incorporated in Hong Kong and an indirect wholly-owned subsidiary of the Company
"CMB"	China Merchants Bank
"Company"	ONFEM Holdings Limited
"Court"	The High Court of Hong Kong
"Directors"	directors (including the independent non-executive directors) of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	The Hong Kong Special Administrative Region of the PRC
"Lending Bank"	China Merchants Bank Shenzhen Shangbu Sub-branch
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Loan Facility"	the loan facility to the extent of RMB11,000,000 granted to SHJQ by the Lending Bank on 22 July 2002
"Mr. Cheung"	Mr. Cheung Sui Keung
"Mr. Ng"	Mr. Ng Tze Kwan
"Mr. Yu"	Mr. Yu Lap On, Stephen
"Mr. Zhao"	Mr. Zhao Weiwei
"Mr. Zhou"	Mr. Zhou Kailin

"PRC"	the People's Republic of China
"Security"	the pledge of a cash deposit of HK$11,000,000 of the Company on 19 July 2002 with CMB in respect of the Loan Facility
"SHJQ"	Shanghai Jin Qiao Condo Decoration Engineering Company Limited(上海金橋瑞和裝飾工程有限公司), a Sino-foreign cooperative joint venture and a 90.39 per cent.-owned subsidiary of CEC
"SHJQ Minority Shareholder"	the minority shareholder of SHJQ, namely Shanghai Huayuan Aite Curtain Wall Engineering Company Limited(上海華源愛特幕牆工程有限公司), a company incorporated in the PRC holding 9.61 per cent. of the beneficial interest in SHJQ and an independent third party not connected with the directors, chief executive, substantial shareholder of the Company or any of its subsidiaries or an associate of any of them.
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Wellstep"	Wellstep Management Limited, a company incorporated in the British Virgin Islands and an indirect 52 per cent.-owned subsidiary of the Company
"Wellstep Minority Shareholders"	Turner Overseas Limited, Spirit Sunshine Inc. and Silver Lake Asia Corporation
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong from time to time
"RMB"	Renminbi, the lawful currency of the PRC from time to time

By order of the Board
Wang Xingdong
Managing Director

Hong Kong, 18 July 2003

Please also refer to the published version of this announcement in The Standard.


SEC MAIL PROCESSING
RECEIVED
JUL 31 2003
188 SECTION
WASH. D.C.



ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Financial adviser to ONFEM Holdings Limited

Centurion Corporate Finance Limited

CONNECTED TRANSACTION

On 19 July 2002, the Company provided the Security with CMB which in turn issued a standby letter of credit of HK$11,000,000 in favour of the Lending Bank. On 22 July 2002, the Lending Bank granted the Loan Facility to SHJQ, an effectively 47 per cent.-owned subsidiary of the Company, for a term of one year.

The board of Directors announces that the Company will continue to provide the Security with CMB for the renewal of the Loan Facility. The renewal of the Loan Facility is expected to take place on or about 18 July 2003.

Each of Mr. Yu, Mr. Ng and Mr. Cheung is a connected person of the Company by virtue of his being (i) a substantial shareholder of SHJQ via CEC and Wellstep and (ii) a director of each of CEC and Wellstep. As the Company is granting a financial assistance under the Security to its non wholly-owned subsidiary, SHJQ, in which Mr. Yu, Mr. Ng and Mr. Cheung, connected persons of the Company, are substantial shareholders, the continuous provision of the Security constitutes a connected transaction for the Company under the Listing Rules.

As the value of the Security does not exceed 3 per cent. of the Company's consolidated net tangible assets as at 31 December 2002, details of this connected transaction will be included in the next annual report of the Company in accordance with Rule 14.25(1) of the Listing Rules.

The Stock Exchange is of the view that details of the provision of the Security in July 2002 should have been the subject of an announcement then and since no such details were previously announced, the Stock Exchange is of the view that there was a breach of Rule 14.25(1) of the Listing Rules. Furthermore, the Company has reported to the Stock Exchange that there are other connected transactions of similar nature and is in the process of preparing an announcement setting out details of such transactions. The Stock Exchange is also of the opinion that these other connected transactions constitute a breach of the Listing Rules. The Stock Exchange reserves the right to take appropriate actions against the Company and its directors regarding these breaches of the Listing Rules.

The Company is of the view that the Wellstep Minority Shareholders, their respective sole beneficial owners and other minority shareholders have provided counter-indemnities in favour of the Company to the effect that their respective pro-rata shares of all losses and liabilities which the Company may incur are covered, the financial assistance provision of the Listing Rules should not apply to the provision of Security in July 2002 and the majority of the other connected transactions as set out above.

BACKGROUND

The Group is principally engaged in property development and investment, specialised construction contracting and manufacturing and trading of industrial lubricant products and doors and fireproof materials.

SHJQ, a Sino-foreign cooperative joint venture established in the PRC, is owned as to 90.39 per cent. by CEC and 9.61 per cent. by the SHJQ Minority Shareholder. CEC, a company incorporated in Hong Kong, is a wholly-owned subsidiary of Wellstep. Wellstep, a company incorporated in the British Virgin Islands, is owned as to 52 per cent. by CGL, a company incorporated in Hong Kong and an indirect wholly-owned subsidiary of the Company. The remaining 48 per cent. of the issued share capital in Wellstep is owned as to 16 per cent. by each of the Wellstep Minority Shareholders, namely Turner Overseas Limited, Spirit Sunshine Inc. and Silver Lake Asia Corporation respectively, each of which is a company incorporated in the British Virgin Islands. The sole beneficial owners of Turner Overseas Limited, Spirit Sunshine Inc. and Silver Lake Asia Corporation are Mr. Yu, Mr. Ng and Mr. Cheung respectively.

SHJQ is principally engaged in the business of trading and installation of aluminium window cases and curtain walls in the PRC. SHJQ is of National Grade A company status and is licensed to provide specialised curtain wall as well as interior and exterior contracting services in the PRC nationwide. For the year ended 31 December 2002, the audited net losses before and after taxation of SHJQ were both approximately RMB28,707,000 (representing approximately HK$26,625,000). For the year ended 31 December 2001, the audited net profits before and after taxation of SHJQ were approximately RMB5,006,000 (representing approximately HK$4,656,000) and RMB4,728,000 (representing approximately HK$4,397,000) respectively. As at 31 December 2002, the audited negative net tangible assets of SHJQ was approximately RMB12,793,000 (representing approximately HK$11,865,000).

SHAREHOLDING STRUCTURE


The Company
Mr. Yu
Mr. Cheung
Mr. Ng
100%
100%
100%
100%
CGL
Turner Overseas Limited
Silver Lake Asia Corporation
Spirit Sunshine Inc.
52%
16%
16%
16%
Wellstep
100%
CEC
SHJQ Minority Shareholder
90.39%
9.61%
SHJQ

CONNECTED TRANSACTION

On 19 July 2002, the Company provided the Security with CMB which in turn issued on the same date a standby letter of credit of HK$11,000,000 (the "Existing Standby Letter of Credit") in favour of the Lending Bank. On 22 July 2002, the Lending Bank granted the Loan Facility to SHJQ for a term of one year. The purpose of the Loan Facility was to finance the working capital requirement of SHJQ. These details were not announced previously and consequently, the Stock Exchange is of the opinion that there was a breach of Rule 14.25(1) of the Listing Rules.

For the renewal of the Loan Facility, the Company will continue to provide the Security with CMB which in turn will amend certain terms of the Existing Standby Letter of Credit. The Existing Standby Letter of Credit will be amended in such a way that the expiry date of which will be extended for one year with all other terms and conditions remain unchanged. These other terms and conditions include a per annum interest rate charge of 5.13 per cent. and the Loan Facility is to be secured by the Existing Standby Letter of Credit. The renewal of the Loan Facility is expected to take place on or about 18 July 2003. The Security represents approximately 2.20 per cent. of the Company's consolidated net tangible assets as at 31 December 2002.

The Company has an approximately 47 per cent. effective shareholding interest in SHJQ and SHJQ is a subsidiary of the Company.

Each of Mr. Yu, Mr. Ng and Mr. Cheung is a director of both CEC and Wellstep but not a director of the Company. Mr. Ng, Mr. Cheung, Mr. Zhou and Mr. Zhao are also directors of SHJQ. Mr. Ng and Mr. Cheung were nominated by CEC while Mr. Zhou and Mr. Zhao were nominated by the SHJQ Minority Shareholder. Mr. Cheung tendered his resignation as a director of SHJQ and Mr. Wong Iat Tong was nominated as his replacement, which will take effect upon registration with the relevant authorities in the PRC. Ms. He Xiaoli was nominated by CEC as a director of SHJQ in place of Ms. Lu Youming, which will take effect upon registration with the relevant authorities in the PRC.

Each of Mr. Yu, Mr. Ng and Mr. Cheung is a connected person of the Company by virtue of his being (i) a substantial shareholder of SHJQ via CEC and Wellstep and (ii) a director of each of CEC and Wellstep. As the Company is granting a financial assistance under the Security to its non wholly-owned subsidiary, SHJQ, in which Mr. Yu, Mr. Ng and Mr. Cheung, connected persons of the Company, are substantial shareholders, the continuous provision of the Security, notwithstanding the said counter-indemnities, constitutes a connected transaction for the Company under the Listing Rules. As set out above, these counter-indemnities were entered into on 23 March 1998, 5, 6 and 11 January 1999 (as the case may be) and shall cover, among other things, any loss incurred by the Company in respect of the provision of the Security.

As the value of the Security does not exceed 3 per cent. of the Company's consolidated net tangible assets as at 31 December 2002, details of this connected transaction will be included in the next annual report of the Company in accordance with Rule 14.25(1) of the Listing Rules.

LEGAL ACTIONS AGAINST WELLSTEP MINORITY SHAREHOLDERS

As shareholders of Wellstep, each of Mr. Yu, Mr. Ng and Mr. Cheung has an indirect effective shareholding interest of approximately 14.46 per cent. in SHJQ. Following the publication of the Company's announcement dated 14 February 2003 on, inter alia, counter-indemnities given by certain minority shareholders of CCW/Wellstep, a writ of summons has since been issued by the Company against each of Mr. Yu, Mr. Ng, Mr. Cheung and each of the Wellstep Minority Shareholders, claiming against each of them certain amounts of money due under the counter-indemnities executed by each of them dated 23 March 1998, 5, 6 and 11 January 1999 (as the case may be) in favour of the Company. As a result, Mr. Yu and Mr. Cheung have since retained their legal advisers and have filed their defence. Default judgement granted by the Court has been obtained against Mr. Ng.

The losses on various financial assistances which are the subject of such legal actions, amounted to approximately HK$52 million, have already been recognised in the Group's audited accounts. As such, the outcome of such legal actions will not have any material adverse impact on the Group.

The said counter-indemnities shall allow the Company to claim against each of Mr. Yu, Mr. Ng, Mr. Cheung and each of the Wellstep Minority Shareholders for any loss incurred under the provision of Security in relation to the Loan Facility. For the avoidance of doubt, the writs set out above did not include the pro-rata share of the Security which should have been contributed by the Wellstep Minority Shareholders relating to the Loan Facility.

REASONS FOR THE CONTINUOUS PROVISION OF THE SECURITY

SHJQ has established a strong presence in the PRC marketplace, in particular in Shanghai and it serves as a platform for the Group to continue to pursue the curtain wall installation business in the PRC.

The purpose of continuous provision of the Security is to continue to secure the Loan Facility granted by the Lending Bank to SHJQ to meet its working capital requirements for construction works of the projects undertaken by it. Without the provision of the Security, SHJQ will be unable to continue to access the Loan Facility as it does not have sufficient assets accepted by the Lending Bank as security. The Directors consider that it is in the interest of the Company to assist SHJQ to raise fund through the Loan Facility because SHJQ can use the Loan Facility as working capital to carry out construction works of the projects undertaken by it. Therefore, it is beneficial for the Company to continue the provision of the Security.

The Directors consider that the Security is on normal commercial terms, in the ordinary course of business of the Company and the terms of the Security are arrived at after arm's length negotiations between parties.

GENERAL

The Company has also reported to the Stock Exchange that there are other connected transactions of similar nature and is in the process of preparing an announcement with respect to such transactions. The Stock Exchange is also of the opinion that these other connected transactions constitute breaches of the Listing Rules. The Stock Exchange reserves the right to take appropriate actions against the Company and its directors regarding these breaches of the Listing Rules.

The Company is of the view that the Wellstep Minority Shareholders, their respective sole beneficial owners and other minority shareholders have provided counter-indemnities in favour of the Company to the effect that their respective pro-rata shares of all losses and liabilities which the Company may incur are covered, the financial assistance provision of the Listing Rules should not apply to the provision of Security in July 2002 and the majority of the other connected transactions as set out above.

DEFINITIONS

"CCW"	Condo Curtain Wall Company Limited, a company incorporated in Hong Kong and an indirect 52 per cent.-owned subsidiary of the Company
"CEC"	Condo Engineering (China) Limited, a company incorporated in Hong Kong and an indirect 52 per cent.-owned subsidiary of the Company
"CGL"	Condo Group Limited, a company incorporated in Hong Kong and an indirect wholly-owned subsidiary of the Company
"CMB"	China Merchants Bank
"Company"	ONFEM Holdings Limited
"Court"	The High Court of Hong Kong
"Directors"	directors (including the independent non-executive directors) of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	The Hong Kong Special Administrative Region of the PRC
"Lending Bank"	China Merchants Bank Shenzhen Shangbu Sub-branch
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Loan Facility"	the loan facility to the extent of RMB11,000,000 granted to SHJQ by the Lending Bank on 22 July 2002
"Mr. Cheung"	Mr. Cheung Sui Keung
"Mr. Ng"	Mr. Ng Tze Kwan
"Mr. Yu"	Mr. Yu Lap On, Stephen
"Mr. Zhao"	Mr. Zhao Weiwei
"Mr. Zhou"	Mr. Zhou Kailin

"PRC"	the People's Republic of China
"Security"	the pledge of a cash deposit of HK$11,000,000 of the Company on 19 July 2002 with CMB in respect of the Loan Facility
"SHJQ"	Shanghai Jin Qiao Condo Decoration Engineering Company Limited(上海金橋瑞和裝飾工程有限公司), a Sino-foreign cooperative joint venture and a 90.39 per cent.-owned subsidiary of CEC
"SHJQ Minority Shareholder"	the minority shareholder of SHJQ, namely Shanghai Huayuan Aite Curtain Wall Engineering Company Limited (上海華源愛特幕牆工程有限公司), a company incorporated in the PRC holding 9.61 per cent. of the beneficial interest in SHJQ and an independent third party not connected with the directors, chief executive, substantial shareholder of the Company or any of its subsidiaries or an associate of any of them.
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Wellstep"	Wellstep Management Limited, a company incorporated in the British Virgin Islands and an indirect 52 per cent.-owned subsidiary of the Company
"Wellstep Minority Shareholders"	Turner Overseas Limited, Spirit Sunshine Inc. and Silver Lake Asia Corporation
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong from time to time
"RMB"	Renminbi, the lawful currency of the PRC from time to time

By order of the Board
Wang Xingdong
Managing Director

Hong Kong, 18 July 2003

Please also refer to the published version of this announcement in The Standard.


PROCESSING
RECEIVED
SEC MAIL
JUL 3 1 2003
SECTION
188
WASH., D.C.



ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

東方有色集團有限公司之財務顧問

盛百利財務顧問有限公司

關連交易

於二零零二年七月十九日，本公司向招商銀行提供該項抵押，而招商銀行繼而向放款銀行簽發一份為數11,000,000港幣之備用信用證。於二零零二年七月二十二日，放款銀行授出貸款信貸予上海金橋瑞和(其為本公司擁有47%實際權益之附屬公司)，為期一年。

董事會宣佈本公司將會就延續貸款信貸繼續向招商銀行提供該項抵押，並預期延續貸款信貸將約於二零零三年七月十八日進行。

余先生、吳先生及張先生各人是基於 (i) 其透過瑞和中國及Wellstep作為上海金橋瑞和之主要股東及(ii) 分別是瑞和中國及Wellstep之董事，而成為本公司之關連人士。由於本公司透過提供該項抵押向其非全資附屬公司上海金橋瑞和提供財務資助，而余先生、吳先生及張先生均為本公司之關連人士及其主要股東，因此，根據上市規則，繼續提供該項抵押便構成本公司之關連交易。

由於該項抵押之價值不超過本公司於二零零二年十二月三十一日之綜合有形資產淨值之3%，本公司只需根據上市規則第14.25(1)條，於本公司下一次刊發之年報內刊載本關連交易之詳情。

聯交所認為本公司應該刊登載有於二零零二年七月提供該項抵押之詳情之公佈，惟本公司並未有公佈該等詳情，因此，聯交所認為本公司已經違反上市規則第14.25(1)條。此外，本公司已向聯交所匯報尚有其他類似之關連交易及正在準備載有該等交易詳情之公佈。聯交所亦認為，就該等關連交易而言，本公司亦已經違反了上市規則。聯交所保留就該等違反上市規則之交易向本公司及其董事採取適當行動之權利。

鑒於Wellstep少數股東、其各自之唯一實際擁有人及其他少數股東已經向本公司提供反擔保，以按其相關股權比例承擔本公司可能蒙受之所有損失或承擔之責任，故此，本公司認為上市規則有關財務資助之條款不適用於在二零零二年七月提供之該項抵押及大部份上述之其他關連交易。

背景資料

本集團主要從事地產發展及投資、專業建築，以及工業油脂產品、門類及防火材料之製造及貿易。

上海金橋瑞和為一家於中國成立之中外合作企業，分別由瑞和中國及上海金橋瑞和少數股東擁有其90.39%及9.61%之權益。瑞和中國（其為一家於香港成立之公司）為一家由Wellstep全資擁有之附屬公司。Wellstep（其為一家於英屬處女群島成立之公司）由瑞和集團（其為一家於香港成立之公司及本公司之間接全資附屬公司）擁有其52%之權益，Wellstep其餘之48%權益由Wellstep少數股東擁有，即分別由Turner Overseas Limited、Spirit Sunshine Inc.及Silver Lake Asia Corporation（其均為於英屬處女群島成立之公司）各自擁有16%之權益。 Turner Overseas Limited、Spirit Sunshine Inc.及Silver Lake Asia Corporation各自之唯一實際擁有人分別為余先生、吳先生及張先生。

上海金橋瑞和主要從事於中國進行之鋁窗框及玻璃幕牆安裝及銷售之業務。上海金橋瑞和為擁有國家建築幕牆工程施工壹級資質之公司，並取得中國全國性玻璃幕牆及內外建築服務之專營牌照。截至二零零二年十二月三十一日止年度，上海金橋瑞和之經審核除稅前及除稅後淨虧損均約為28,707,000人民幣（約為26,625,000港幣）。截至二零零一年十二月三十一日止年度，上海金橋瑞和之經審核除稅前及除稅後純利分別約為5,006,000人民幣（約為4,656,000港幣）及4,728,000人民幣（約為4,397,000港幣）。於二零零二年十二月三十一日，上海金橋瑞和之經審核有形負資產淨值約為12,793,000人民幣（約為11,865,000港幣）。

股權架構圖


本公司
余先生
張先生
吳先生
100%
100%
100%
100%
瑞和集團
Turner Overseas Limited
Silver Lake Asia Corporation
Spirit Sunshine Inc.
52%
16%
16%
16%
Wellstep
100%
瑞和中國
上海金橋瑞和少數股東
90.39%
9.61%
上海金橋瑞和

關連交易

於二零零二年七月十九日，本公司向招商銀行提供該項抵押，而招商銀行繼而於同日向放款銀行簽發一份為數11,000,000港幣之備用信用證(「現有之備用信用證」)。於二零零二年七月二十二日，放款銀行授出貸款信貸予上海金橋瑞和，為期一年。貸款信貸之目的是為上海金橋瑞和提供營運資金。由於本公司從未公佈該等詳情，故此，聯交所認為本公司已經違反了上市規則第14.25(1)條。

本公司將會就延續貸款信貸繼續向招商銀行提供該項抵押，而招商銀行繼而會修訂現有之備用信用證之部份條款。現有之備用信用證之到期日將會伸延一年，其他條款維持不變。該等其他條款包括收取年利率5.13%之利息及以現有之備用信用證為貸款信貸作抵押。本公司預期延續貸款信貸將約於二零零三年七月十八日進行。該項抵押約相等於本公司於二零零二年十二月三十一日之綜合有形資產淨值之2.20%。

本公司擁有上海金橋瑞和實際股東權益約47%，故此，上海金橋瑞和是本公司之附屬公司。

余先生、吳先生及張先生均為瑞和中國及Wellstep之董事，但並非本公司之董事。吳先生、張先生、周先生及趙先生均為上海金橋瑞和之董事。吳先生及張先生由瑞和中國委任，而周先生及趙先生則由上海金橋瑞和少數股東委任。張先生已經提出辭任上海金橋瑞和董事一職，而王日東先生獲提名取代其職位，惟需待於中國有關機構辦妥變更登記手續後方正式生效。何小麗小姐獲瑞和中國提名為上海金橋瑞和之董事，以取代陸幼鳴小姐，惟需待於中國有關機構辦妥變更登記手續後方正式生效。

余先生、吳先生及張先生各人是基於(i) 其透過瑞和中國及Wellstep作為上海金橋瑞和之主要股東及(ii) 分別是瑞和中國及Wellstep之董事而成為本公司之關連人士。由於本公司透過提供該項抵押向其非全資附屬公司上海金橋瑞和提供財務資助，而余先生、吳先生及張先生均為本公司之關連人士及其主要股東，因此，根據上市規則，繼續提供該項抵押(儘管有上述之反擔保函)構成本公司之關連交易。誠如上文所述，該等(按照個別情況)於一九九八年三月二十三日、一九九九年一月五日、六日及十一日簽訂之反擔保函將覆蓋(其中包括)本公司就提供該項抵押而蒙受之任何損失。

由於該項抵押之價值不超過本公司於二零零二年十二月三十一日之綜合有形資產淨值之3%，本公司只需根據上市規則第14.25(1)條於本公司下一次刊發之年報內刊載本關連交易之詳情。

對WELLSTEP少數股東採取之法律行動

作為Wellstep之股東，余先生、吳先生及張先生均各間接擁有上海金橋瑞和約14.46%之實際股東權益。 繼刊登本公司日期為二零零三年二月十四日有關(其中包括)瑞和工程/Wellstep部份少數股東提供之反擔保函之公佈後，本公司已經分別向余先生、吳先生及張先生及每一位Wellstep少數股東發出傳票，就其(按照個別情況)於一九九八年三月二十三日、一九九九年一月五日、六日及十一日向本公司簽發之反擔保函而向其追討若干款項。因此，余先生及張先生亦已委聘法律顧問及提出抗辯。本公司已就向吳先生提出之索償獲法院授出缺席裁判。

因提供各項財務資助而引致之損失(其為該等法律行動所涉及)為數合共約52,000,000港幣已經於本集團之經審核帳目內反映。因此，該等法律行動之結果將不會對本集團造成任何重大不良影響。

本公司可根據前述之反擔保函就為貸款信貸提供該項抵押而蒙受之任何損失向余先生、吳先生、張先生及各Wellstep少數股東提出索償。為避免誤會，上述之傳票並未包含Wellstep少數股東按其股權比例而需要分擔與貸款信貸有關之該項抵押之部份。

繼續提供該項抵押之原因

上海金橋瑞和在中國玻璃幕牆安裝市場(尤其在上海)佔有重要地位，其並繼續為本集團提供在中國從事玻璃幕牆安裝業務之平台。

本公司向招商銀行提供擔保，並繼續提供該項抵押之目的是令放款銀行向上海金橋瑞和授出貸款信貸使其可為已承接之工程項目提供營運資金。在沒有提供該項抵押之情況下，上海金橋瑞和將因沒有提供令放款銀行接受之足夠資產作為擔保而無法繼續取得貸款信貸。董事認為協助上海金橋瑞和透過貸款信貸而獲取資金是符合本公司之利益，因貸款信貸可為上海金橋瑞和提供營運資金，以進行其已承接之工程項目之建築工作。故此，繼續提供該項抵押對本公司是有利的。

各董事認為該項抵押乃按一般商業條款及本公司日常業務進行，該項抵押之條款亦經各方公平磋商後而釐定。

一般事項

本公司亦已經向聯交所匯報尚有其他類似之關連交易及正在準備就該等交易刊發公佈。聯交所亦認為，就該等關連交易而言，本公司已經違反了上市規則。聯交所保留就該等違反上市規則之交易向本公司及其董事採取適當行動之權利。

鑒於Wellstep少數股東、其各自之唯一實際擁有人及其他少數股東已經向本公司提供反擔保，以按其相關股權比例承擔本公司可能蒙受之所有損失或承擔之責任，故此，本公司認為上市規則有關財務資助之條款不適用於在二零零二年七月提供之該項抵押及大部份上述之其他關連交易。

釋義

「瑞和工程」	指	瑞和工程有限公司，其為一家於香港註冊成立之公司，亦為本公司間接擁有52%權益之附屬公司
「瑞和中國」	指	瑞和工程(中國)有限公司，其為一家於香港註冊成立之公司，亦為本公司間接擁有52%權益之附屬公司
「瑞和集團」	指	瑞和集團工程有限公司，其為一家於香港註冊成立之公司，亦為本公司之間接全資附屬公司
「招商銀行」	指	招商銀行
「本公司」	指	東方有色集團有限公司

「法院」	指	香港高等法院
「董事」	指	本公司之董事(包括獨立非執行董事)
「本集團」	指	本公司及其附屬公司
「香港」	指	中國香港特別行政區
「放款銀行」	指	招商銀行深圳上步支行
「上市規則」	指	聯交所證券上市規則
「貸款信貸」	指	放款銀行於二零零二年七月二十二日向上海金橋瑞和授出不超過11,000,000人民幣之貸款信貸
「張先生」	指	張瑞強先生
「吳先生」	指	吳梓君先生
「余先生」	指	余立安先生
「趙先生」	指	趙偉偉先生
「周先生」	指	周開霖先生
「中國」	指	中華人民共和國
「該項抵押」	指	本公司於二零零二年七月十九日就貸款信貸而向招商銀行提供為數11,000,000港幣之現金存款抵押
「上海金橋瑞和」	指	上海金橋瑞和裝飾工程有限公司,其為一家於中國成立之中外合作企業,亦為由瑞和中國擁有90.39%權益之附屬公司
「上海金橋瑞和少數股東」	指	上海華源愛特幕牆工程有限公司,其為一家於中國成立及擁有上海金橋瑞和9.61%實際權益之公司,亦為與本公司及其附屬公司之董事、行政總裁及主要股東或其任何聯繫人概無關連之獨立第三者
「聯交所」	指	香港聯合交易所有限公司
「Wellstep」	指	Wellstep Management Limited,一家於英屬處女群島成立之公司,亦為本公司間接擁有52%權益之附屬公司

「Wellstep 少數股東」	指	Turner Overseas Limited、 Spirit Sunshine Inc. 及Silver Lake Asia Corporation
「港幣」	指	香港不時流通之法定貨幣
「人民幣」	指	中國不時流通之法定貨幣

承董事會命
董事總經理
王幸東

香港，二零零三年七月十八日

* *僅供識別*

請同時參閱本公佈於星島日報刊登的內容。


PROCESSING
RECEIVED
SEC MAIL
JUL 31 2003
SECTION
WASH., D.C.
188



ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

東方有色集團有限公司之財務顧問

盛百利財務顧問有限公司

關連交易

於二零零二年七月十九日，本公司向招商銀行提供該項抵押，而招商銀行繼而向放款銀行簽發一份為數11,000,000港幣之備用信用證。於二零零二年七月二十二日，放款銀行授出貸款信貸予上海金橋瑞和(其為本公司擁有47%實際權益之附屬公司)，為期一年。

董事會宣佈本公司將會就延續貸款信貸繼續向招商銀行提供該項抵押，並預期延續貸款信貸將約於二零零三年七月十八日進行。

余先生、吳先生及張先生各人是基於 (i) 其透過瑞和中國及Wellstep作為上海金橋瑞和之主要股東及(ii) 分別是瑞和中國及Wellstep之董事，而成為本公司之關連人士。由於本公司透過提供該項抵押向其非全資附屬公司上海金橋瑞和提供財務資助，而余先生、吳先生及張先生均為本公司之關連人士及其主要股東，因此，根據上市規則，繼續提供該項抵押便構成本公司之關連交易。

由於該項抵押之價值不超過本公司於二零零二年十二月三十一日之綜合有形資產淨值之3%，本公司只需根據上市規則第14.25(1)條，於本公司下一次刊發之年報內刊載本關連交易之詳情。

聯交所認為本公司應該刊登載有於二零零二年七月提供該項抵押之詳情之公佈，惟本公司並未有公佈該等詳情，因此，聯交所認為本公司已經違反上市規則第14.25(1)條。此外，本公司已向聯交所匯報尚有其他類似之關連交易及正在準備載有該等交易詳情之公佈。聯交所亦認為，就該等關連交易而言，本公司亦已經違反了上市規則。聯交所保留就該等違反上市規則之交易向本公司及其董事採取適當行動之權利。

鑒於Wellstep少數股東、其各自之唯一實際擁有人及其他少數股東已經向本公司提供反擔保，以按其相關股權比例承擔本公司可能蒙受之所有損失或承擔之責任，故此，本公司認為上市規則有關財務資助之條款不適用於在二零零二年七月提供之該項抵押及大部份上述之其他關連交易。

背景資料

本集團主要從事地產發展及投資、專業建築，以及工業油脂產品、門類及防火材料之製造及貿易。

上海金橋瑞和為一家於中國成立之中外合作企業，分別由瑞和中國及上海金橋瑞和少數股東擁有其90.39%及9.61%之權益。瑞和中國（其為一家於香港成立之公司）為一家由Wellstep全資擁有之附屬公司。Wellstep（其為一家於英屬處女群島成立之公司）由瑞和集團（其為一家於香港成立之公司及本公司之間接全資附屬公司）擁有其52%之權益，Wellstep其餘之48%權益由Wellstep少數股東擁有，即分別由Turner Overseas Limited、Spirit Sunshine Inc.及Silver Lake Asia Corporation（其均為於英屬處女群島成立之公司）各自擁有16%之權益。Turner Overseas Limited、Spirit Sunshine Inc.及Silver Lake Asia Corporation各自之唯一實際擁有人分別為余先生、吳先生及張先生。

上海金橋瑞和主要從事於中國進行之鋁窗框及玻璃幕牆安裝及銷售之業務。上海金橋瑞和為擁有國家建築幕牆工程施工壹級資質之公司，並取得中國全國性玻璃幕牆及內外建築服務之專營牌照。截至二零零二年十二月三十一日止年度，上海金橋瑞和之經審核除稅前及除稅後淨虧損均約為28,707,000人民幣（約為26,625,000港幣）。截至二零零一年十二月三十一日止年度，上海金橋瑞和之經審核除稅前及除稅後純利分別約為5,006,000人民幣（約為4,656,000港幣）及4,728,000人民幣（約為4,397,000港幣）。於二零零二年十二月三十一日，上海金橋瑞和之經審核有形負資產淨值約為12,793,000人民幣（約為11,865,000港幣）。

股權架構圖


本公司
余先生
張先生
吳先生
100%
100%
100%
100%
瑞和集團
Turner Overseas Limited
Silver Lake Asia Corporation
Spirit Sunshine Inc.
52%
16%
16%
16%
Wellstep
100%
瑞和中國
上海金橋瑞和少數股東
90.39%
9.61%
上海金橋瑞和

關連交易

於二零零二年七月十九日，本公司向招商銀行提供該項抵押，而招商銀行繼而於同日向放款銀行簽發一份為數11,000,000港幣之備用信用證(「現有之備用信用證」)。於二零零二年七月二十二日，放款銀行授出貸款信貸予上海金橋瑞和，為期一年。貸款信貸之目的是為上海金橋瑞和提供營運資金。由於本公司從未公佈該等詳情，故此，聯交所認為本公司已經違反了上市規則第14.25(1)條。

本公司將會就延續貸款信貸繼續向招商銀行提供該項抵押，而招商銀行繼而會修訂現有之備用信用證之部份條款。現有之備用信用證之到期日將會伸延一年，其他條款維持不變。該等其他條款包括收取年利率5.13%之利息及以現有之備用信用證為貸款信貸作抵押。本公司預期延續貸款信貸將約於二零零三年七月十八日進行。該項抵押約相等於本公司於二零零二年十二月三十一日之綜合有形資產淨值之2.20%。

本公司擁有上海金橋瑞和實際股東權益約47%，故此，上海金橋瑞和是本公司之附屬公司。

余先生、吳先生及張先生均為瑞和中國及Wellstep之董事，但並非本公司之董事。吳先生、張先生、周先生及趙先生均為上海金橋瑞和之董事。吳先生及張先生由瑞和中國委任，而周先生及趙先生則由上海金橋瑞和少數股東委任。張先生已經提出辭任上海金橋瑞和董事一職，而王日東先生獲提名取代其職位，惟需待於中國有關機構辦妥變更登記手續後方正式生效。何小麗小姐獲瑞和中國提名為上海金橋瑞和之董事，以取代陸幼鳴小姐，惟需待於中國有關機構辦妥變更登記手續後方正式生效。

余先生、吳先生及張先生各人是基於(i)其透過瑞和中國及Wellstep作為上海金橋瑞和之主要股東及(ii)分別是瑞和中國及Wellstep之董事而成為本公司之關連人士。由於本公司透過提供該項抵押向其非全資附屬公司上海金橋瑞和提供財務資助，而余先生、吳先生及張先生均為本公司之關連人士及其主要股東，因此，根據上市規則，繼續提供該項抵押(儘管有上述之反擔保函)構成本公司之關連交易。誠如上文所述，該等(按照個別情況)於一九九八年三月二十三日、一九九九年一月五日、六日及十一日簽訂之反擔保函將覆蓋(其中包括)本公司就提供該項抵押而蒙受之任何損失。

由於該項抵押之價值不超過本公司於二零零二年十二月三十一日之綜合有形資產淨值之3%，本公司只需根據上市規則第14.25(1)條於本公司下一次刊發之年報內刊載本關連交易之詳情。

對WELLSTEP少數股東採取之法律行動

作為Wellstep之股東，余先生、吳先生及張先生均各間接擁有上海金橋瑞和約14.46%之實際股東權益。繼刊登本公司日期為二零零三年二月十四日有關(其中包括)瑞和工程/Wellstep部份少數股東提供之反擔保函之公佈後，本公司已經分別向余先生、吳先生及張先生及每一位Wellstep少數股東發出傳票，就其(按照個別情況)於一九九八年三月二十三日、一九九九年一月五日、六日及十一日向本公司簽發之反擔保函而向其追討若干款項。因此，余先生及張先生亦已委聘法律顧問及提出抗辯。本公司已就向吳先生提出之索償獲法院授出缺席裁判。

因提供各項財務資助而引致之損失(其為該等法律行動所涉及)為數合共約52,000,000港幣已經於本集團之經審核帳目內反映。因此，該等法律行動之結果將不會對本集團造成任何重大不良影響。

本公司可根據前述之反擔保函就為貸款信貸提供該項抵押而蒙受之任何損失向余先生、吳先生、張先生及各Wellstep少數股東提出索償。為避免誤會，上述之傳票並未包含Wellstep少數股東按其股權比例而需要分擔與貸款信貸有關之該項抵押之部份。

繼續提供該項抵押之原因

上海金橋瑞和在中國玻璃幕牆安裝市場（尤其在上海）佔有重要地位，其並繼續為本集團提供在中國從事玻璃幕牆安裝業務之平台。

本公司向招商銀行提供擔保，並繼續提供該項抵押之目的是令放款銀行向上海金橋瑞和授出貸款信貸使其可為已承接之工程項目提供營運資金。在沒有提供該項抵押之情況下，上海金橋瑞和將因沒有提供令放款銀行接受之足夠資產作為擔保而無法繼續取得貸款信貸。董事認為協助上海金橋瑞和透過貸款信貸而獲取資金是符合本公司之利益，因貸款信貸可為上海金橋瑞和提供營運資金，以進行其已承接之工程項目之建築工作。故此，繼續提供該項抵押對本公司是有利的。

各董事認為該項抵押乃按一般商業條款及本公司日常業務進行，該項抵押之條款亦經各方公平磋商後而釐定。

一般事項

本公司亦已經向聯交所匯報尚有其他類似之關連交易及正在準備就該等交易刊發公佈。聯交所亦認為，就該等關連交易而言，本公司已經違反了上市規則。聯交所保留就該等違反上市規則之交易向本公司及其董事採取適當行動之權利。

鑒於Wellstep少數股東、其各自之唯一實際擁有人及其他少數股東已經向本公司提供反擔保，以按其相關股權比例承擔本公司可能蒙受之所有損失或承擔之責任，故此，本公司認為上市規則有關財務資助之條款不適用於在二零零二年七月提供之該項抵押及大部份上述之其他關連交易。

釋義

「瑞和工程」	指	瑞和工程有限公司，其為一家於香港註冊成立之公司，亦為本公司間接擁有52%權益之附屬公司
「瑞和中國」	指	瑞和工程（中國）有限公司，其為一家於香港註冊成立之公司，亦為本公司間接擁有52%權益之附屬公司
「瑞和集團」	指	瑞和集團工程有限公司，其為一家於香港註冊成立之公司，亦為本公司之間接全資附屬公司
「招商銀行」	指	招商銀行
「本公司」	指	東方有色集團有限公司

「法院」	指	香港高等法院
「董事」	指	本公司之董事(包括獨立非執行董事)
「本集團」	指	本公司及其附屬公司
「香港」	指	中國香港特別行政區
「放款銀行」	指	招商銀行深圳上步支行
「上市規則」	指	聯交所證券上市規則
「貸款信貸」	指	放款銀行於二零零二年七月二十二日向上海金橋瑞和授出不超過11,000,000人民幣之貸款信貸
「張先生」	指	張瑞強先生
「吳先生」	指	吳梓君先生
「余先生」	指	余立安先生
「趙先生」	指	趙偉偉先生
「周先生」	指	周開霖先生
「中國」	指	中華人民共和國
「該項抵押」	指	本公司於二零零二年七月十九日就貸款信貸而向招商銀行提供為數11,000,000港幣之現金存款抵押
「上海金橋瑞和」	指	上海金橋瑞和裝飾工程有限公司，其為一家於中國成立之中外合作企業，亦為由瑞和中國擁有90.39%權益之附屬公司
「上海金橋瑞和少數股東」	指	上海華源愛特幕牆工程有限公司，其為一家於中國成立及擁有上海金橋瑞和9.61%實際權益之公司，亦為與本公司及其附屬公司之董事、行政總裁及主要股東或其任何聯繫人概無關連之獨立第三者
「聯交所」	指	香港聯合交易所有限公司
「Wellstep」	指	Wellstep Management Limited，一家於英屬處女群島成立之公司，亦為本公司間接擁有52%權益之附屬公司

「Wellstep 少數股東」	指	Turner Overseas Limited、Spirit Sunshine Inc. 及Silver Lake Asia Corporation
「港幣」	指	香港不時流通之法定貨幣
「人民幣」	指	中國不時流通之法定貨幣

承董事會命
董事總經理
王幸東

香港，二零零三年七月十八日

* *僅供識別*

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